TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
November 26, 2014

Manulife Financial Corporation announces increase to Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that as a result of strong investor demand for its previously announced Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 19 (“Series 19 Preferred Shares”), the size of the offering has been increased to 10 million shares. The gross proceeds of the offering will now be $250 million. The offering will be underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc., CIBC World Markets and RBC Capital Markets and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is December 3, 2014. Manulife intends to file a prospectus supplement to its June 23, 2014 base shelf prospectus in respect of this issue.

Manulife intends to use the net proceeds from the offering for general corporate purposes, including future refinancing requirements.

The Series 19 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$663 billion (US$591 billion) as at September 30, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com